December 18, 2006

Mr. Matt Franker
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:
Solar Thin Films, Inc.
Registration Statement on Form SB-2 filed July 27, 2006
Filed July 27, 2006
(File No. 333-136060)

Information Statement on Schedule 14C
Filed July 27, 2006
File No. 001-13549

Response to comment letter on Form 10-K for the year ended
December 31, 2005 dated June 9, 2006
Submitted July 25, 2006

Current Report on Form 8-K
Filed July 17, 2006

Dear Mr. Franker:

This firm is counsel to Solar Thin Films, Inc. (the “Company”) in the above- referenced matter. Below, please find our responses to your November 29, 2006 comment letter.

Registration Statement on Form SB-2

General

1.
We note that you have 26,031,354 shares of common stock outstanding as of November 6, 2006. Please provide us with a written analysis of the number of shares of common stock currently outstanding that are held by individuals or entities other than your affiliates, the investors whose shares are being registered under this registration statement, the affiliates of such investors, or any person with whom any such investor has a contractual relationship regarding any of the transactions under which securities were issued to such investors. Do not include any shares underlying any convertible securities, options, or warrants in calculating this number. In addition, tell us the percentage of this number represented by the number of shares underlying convertible securities that are being registered pursuant to this registration statement. Revise your prospectus to disclose this calculation. We may have additional comments upon review of your response.

Response

As stated in the Prospectus, we have 26,031,354 shares of common stock outstanding as of November 6, 2006. Of these shares, 8,551,245 shares are held by individuals or entities other than our affiliates, the investors whose shares are being registered under this registration statement, the affiliates of such investors, or any person with whom any such investor has a contractual relationship regarding any of the transactions under which securities were issued to such investors. Hereinafter, this number is referred to as the “Float”.

The following is a detailed breakdown of the 26,031,354 shares outstanding that has been used to respond to your question:

June 2006 Investors	4,800,000
March 2006 Investors	1,000,000
September 2005 Investors	840,000
Common Stock Financing(1)	1,419,200
Affiliates(2)	9,420,909
Float(3)	8,551,245

Total	26,031,354

(1)
Commencing at the end of the fourth quarter of 2005 through the end of the first quarter of 2006, the Company sold an aggregate of 1,139,200 shares of common stock to several accredited investors for aggregate compensation of $356,000. No investor holds in excess of 1.7% of the total outstanding shares.

(2)	Represents shares of common stock held by The Rubin Family Trust, and Messrs. Csaba Toro and Michael Metter.
(3)
As stated above, this figure represents shares of common stock held by individuals or entities other than its affiliates, the investors whose shares are being registered under this registration statement, the affiliates of such investors, or any person with whom any such investor has a contractual relationship regarding any of the transactions under which securities were issued to such investors

In addition to the foregoing, the Company is registering an aggregate of 12,187,500 shares of common stock underlying convertible securities, which figure includes (i) 8,562,500 shares of common stock underlying convertible notes and (ii) 3,625,000 shares of common stock underlying warrants. Accordingly, the number of shares underlying these convertible securities represents 143% of the Float. As requested we have included this discussion in the registration statement under the section titled “The Offering”.

Please note, however, that this number will increase as the Company is currently registering a limited number of shares issuable upon exercise of the warrants issued in connection with the June 2006 financing. Specifically, as described in the Explanatory Note contained in the registration statement, prior to the Company going effective on the registration statement, the Company intends to increase the number of shares to be registered that are issuable upon exercise of the June 2006 warrants following the filing of an amendment to the Company’s certificate of incorporation to increase its authorized shares.

Notwithstanding the foregoing, for the reasons set forth below, we do not believe the questions that you have raised in this comment are the pertinent questions that need to be asked or that the number and/or percentage provided in response to your comments should be used in any manner as determinative of the amount of shares that should be permitted to be registered:

1.
Both (i) the Float, and (ii) the total number of shares presently outstanding fail to take into account the number of shares to be issued to the holders of the Company’s other significant class of equity securities - namely, the Series B-4 Preferred Stock - which was issued and paid for (by the surrender of the shares of Kraft Rt.) in connection with the acquisition of the majority of the outstanding securities of Kraft Rt. In connection with such acquisition, the Company issued the shareholders of Kraft Rt. shares of Series B4 Preferred Stock that are automatically convertible into 33,425,000 shares of common stock (the “Kraft Common Shares”). The Kraft Common Shares are convertible, without any further action or payment of any additional consideration, immediately upon the Company amending its certificate of incorporation to increase its authorized shares of common stock.

As you should be aware, shareholders holding a majority of the voting shares have already taken the requisite action to approve this increase and the Company has filed a preliminary information statement to complete this corporate action. As a result, upon the automatic conversion of the Series B4 Preferred Stock, which requires no action or consideration on behalf of or from the preferred shareholders, we will cancel the Series B4 Preferred Stock and issue the 33,425,000 shares of common stock to the former Kraft Rt. Shareholders resulting in our outstanding shares equaling approximately 59,456,354.

Finally, we believe, in determining the Float (as defined above) you need to include the Kraft Common Shares as the Kraft Common Shares have been held by the Kraft shareholders for an extended period of time (when taking into account their initial investment with Kraft Rt.). Further, many of the Kraft shareholders are not, and will not be, affiliates of the Company.

2.
Disclosing the number of shares underlying the convertible securities as an aggregate percentage in comparison to the Float is misleading. The Company entered into four separate financings, each which was on different terms, and each of which contained multiple investors Moreover, for the most part, the investors that participated in one financing, did not participate in the other financings. Further, these investments took place over several months commencing in September 2005 and ending in June 2006. As such, the Company should not be required to aggregate the securities issuable under each of these convertible financings and disclose such percentage in the registration statement or be limited in the number of shares it registers with respect to the Float.

3.
As discussed above, upon increasing its authorized, which is expected to occur prior to the registration statement going effective, the Kraft Common Shares will be issued and the Company’s common stock oustanding will be equal to approximately 59,456,354. Assuming the outstanding of approximately 59 million, none of the selling stockholders will be able to convert their securities into in excess of 10% of the total outstanding shares. As a result, no one investor will be able to exert control over the Company.

The following is a breakdown of the Company’s total shares outstanding of 59,456,354, which includes the shares issuable upon conversion of the Series B4 Preferred Stock:

June 2006 Investors	4,800,000
March 2006 Investors	1,000,000
September 2005 Investors	840,000
Common Stock Financing(1)	1,419,200
Affiliates(2)	9,420,909
Float(3)	8,551,245
Kraft Shareholders	33,425,000

Total	59,456,354

(1)
Commencing at the end of the fourth quarter of 2005 through the end of the first quarter of 2006, the Company sold an aggregate of 1,139,200 shares of common stock to several accredited investors for aggregate compensation of $356,000. No investor holds in excess of 1.7% of the total outstanding shares.

(2)	Represents shares of common stock held by The Rubin Family Trust, Csaba Toro and Michael Metter.
(3)
Represents shares of common stock held by individuals or entities other than its affiliates, the investors whose shares are being registered under this registration statement, the affiliates of such investors, or any person with whom any such investor has a contractual relationship regarding any of the transactions under which securities were issued to such investors

As a result of the above, we believe the denominator in determining the percentage of shares being registered needs to be computed by adding the Float (8,551,245) with the shares issuable upon conversion of the Series B-4 Preferred Shares (33,425,000), the sum of which is 41,976,245 (the “Revised Float”). Further, as each of these financings occurred over an extended period of time, each of the financings should be considered on a stand alone basis and should not be aggregated. If taking into account the above, the number of shares being registered that are underlying the convertible securities for each of the financings, with respect to the Revised Float, are as follows:

Description of Financing	Number of Shares underlying Convertible Securities	Percentage of the Revised Float
June 2006 Financing	18,000,000	42.88%
March 2006 Financing	1,875,000	4.46%
September 2005 Financing(1)	1,312,500	3.12%

(1)	Assumes the conversion of the convertible notes at the floor price of $0.40.

2.
We note reference to Securities Act Rule 416 in note 1 of the fee table and note 3 of your selling shareholder discussion on page 14, as well as the statement in note 1 of the fee table and the asterisked information in the selling shareholder discussion that you are registering an “indeterminate number of shares issuable upon conversion of the debentures and exercise of warrants.” Please note that because you are issuing shares under a conversion formula based in part on fluctuating market prices, you may not rely on Rule 416, but must instead register for resale the maximum number of shares needed in your good faith estimate.

As such, please delete reference to Rule 416. In addition, please tell us why you believe 13,987,500 shares represents a good faith estimate of the number of shares issuable upon application of the floating conversion rate, which only appears to apply to some of the notes issued in your September 22, 2005, transaction and which are subject to a $.40 conversion price floor. In addition, we note that your shareholders have approved a 1:1.6 reverse-split in conjunction with their approval of an increase in the number of authorized shares. Refer to Securities Act Sections, paragraph 3S and Securities Act Rules, paragraph 2S in the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations.

Response

We have removed the language relating to Rule 416.

The only transaction which has a floating rate is the September 2005 financing. The conversion floor relating to this transaction is $0.40. All other convertible notes are at a fixed price. The Company is registering the following shares in connection with each of the debentures (ie - September 2005, March 2006 and June 2006).

Financing	# of Shares	Explanation

September 2005	1,312,500	The number of shares represents the full amount of the investment of $525,000 divided by $.40, the floor price.*

March 2006	1,250,000	This number of shares represents the full amount of the investment divided by the fixed conversion price of $1.00.

June 2006	6,000,000	This number of shares represents the full amount of the investment divided by the fixed conversion price of $1.00.

Total	8,562,500

* The number of shares currently convertible pursuant to the converbtle note is currently equal to 1,050,000 shares of common stock using a conversion price of $.50 or 50% of the market price of $1.00 as of December 14, 2006

Our good faith estimate on the number of shares issuable upon conversion of the notes is based on the current conversion prices except with respect to the September 2005 financing for which we used the floor price of $.40.

3.
We note your response to comment 3 of our letter dated August 23, 2006. Please revise the cover page and throughout your prospectus, as applicable, to indicate that you are registering for resale shares underlying convertible notes, rather than debentures.

Response

We have made the requested changes.

4.
Please update your disclosure to the latest practicable date throughout your prospectus. For instance, we note reference to the personal guarantees of your former CEO, Robert Rubin, of the March 2006 Notes on page 3 and the September 2005 Notes on page 4.

Response

We have updated the prospectus to the most recent practicable date.

Selling Stockholders, page 13

5.
We note your response to prior comments 4 and 5 of our letter dated August 23, 2006. Please identify by footnote which selling shareholders are affiliates of broker-dealers and disclose that each confirmed it purchased the shares in the ordinary course of business and had no agreement or understanding to distribute the securities.

Response

We have added the appropriate language for each of the selling stockholders that have advised that they are affiliates of broker dealers and that each confirmed it purchased the shares in the ordinary course of business and had no agreement or understanding to distribute the securities.

6.
We note your response to comment 6 of our letter dated August 23, 2006. The aggregate number of shares included in the prospectus column appears to equal 21,996,700, rather than the 22,046,700 shares being registered. Please revise as appropriate.

Response

The number of shares included for Iroquois Master Fund Ltd. was incorrect. We have revised to include the correct number. Please note that we also reduced the number of shares being registered in connection with the convertible notes issued in June 2006. We initially were registering 130% of the number of shares issuable upon conversion. We have revised to include only 100% of the number of shares issuable upon conversion.

7.
We note your statement in footnote 4 that the table assumes all registered shares will be sold. Please revise your table to account for the total shares held or issuable to the Group A selling shareholders that are not included in the prospectus.

Response

We have revised the selling stockholder table as requested.

Financial Statements

General

8.	Please include interim financial statements for the period ended September 30, 2006. Please similarly update your financial information throughout the filing. See Item 310(g) of Regulation S-B.

Response

We have included the interim financial statements for the nine months ended September 2006 as required per Item 310.

Condensed Consolidated Balance Sheet, page F-l

9.	Please disclose the amount of your allowance for doubtful accounts on the face of the balance sheet or in a footnote,

Response

The allowance for doubtful accounts was $0 at September 30, 2006 and we have disclosed the amount on the face of the balance sheet.

Note 3—Property Plant and Equipment, page F-11

10.	Please disclose the range of useful lives for each category of property, plant and equipment you have presented.

Response

We have included the following disclosure to Note 3 of the financial statements :

Property and equipment are recorded on the basis of cost. For financial statement purposes, property, plant and equipment are depreciated using the straight-line method over the following estimated useful lives:

Machinery and equipment	5 to 7 years
Buildings and construction in progress	25 to 30 years
Furniture and fixtures	5 to 7 years

Note 7—Private Placement of Convertible Notes, page F-12

11.
We have reviewed your response to prior comment 22. Your response states that note holders have the option to convert their notes to your common stock at an amount equal to the lower of 50% of your fair market value or $.40 per share. This indicates that the conversion price could be lower than $.40 per share which is not consistent with your disclosures. Please tell us what consideration was given to SFAS 133 and EITF 00-19 in determining the appropriate accounting for the conversion feature.

Response

The Company wishes to correct the prior response and confirm to the Commission Staff that the note holders have the option to convert into the Company’s common stock at a conversion price equal to 50% of the closing price on the day prior to the submission of the conversion notice, however, the conversion price may not be lower than $0.40. Since instrument is considered a conversational convertible debt instrument (EITF 05-02, paragraph no. 8), FAS 133 and EITF 00-19 do not apply.

12.
Please provide us with your detailed calculations for computing the amounts allocated to the beneficial conversion feature, warrants issued, and corresponding debt discount related to your convertible notes issued in March 2006 and June

2006.

Response

We attach and make part of this response Exhibit B, the calculation of the amounts allocated to the beneficial conversion feature, warrants issued, and corresponding debt discount related to the convertible notes issued in March 2006 and June 2006.

13.
We have reviewed your response to prior comment 23. Regarding your Series B-4 preferred stock, it is not clear how you determined equity classification was appropriate, since you currently do not have a sufficient number of underlying authorized and unissued shares of common stock to settle the contracts. Please advise. See paragraph 19 of EITF 00-19. In addition, your response does not address all of the criteria included in paragraphs 12 to 32 of EITF 00-19 in determining the appropriate accounting for the conversion features included in your convertible preferred stock. Please expand the analysis that you have provided to refer to all of the criteria.

Response

Should the Company elect to file an amendment to increase its number of authorized common shares so that there is an adequate amount of shares of authorized common stock for issuance upon conversion of the Series B-4 Preferred Stock , the Series B-4 shares shall automatically convert to the Company’s common shares. Should the Company not elect to file an amendment, the Series B-4 holders have no rights to convert their shares into the Company’s common stock and the Company is not required to use its shares to settle the contract. As evidence, the Company currently has approximately 14,000,000 shares of unissued authorized common stock and the holders of the Series B-4 preferred cannot elect to convert their partial holdings into theses common shares because the Company has not elected to file the amendment to increase its number of authorized common shares. The holders have no recession rights, cannot demand the Company file an amendment, there are no penalties for not filing the amendment, and the decision to file amendment is solely within the Company’s control. We attach and make part of this response Exhibit C, the Certificate of Designation of Series B-4 of Preferred Stock of American United Global, Inc.

Accordingly, there is no contract to settle since the Company’s Series B-4 Preferred stock are not convertible at the option of the holder.

Based upon the above facts and circumstances, the Series B-4 Preferred Shares meets the requirements of equity classification.

We propose to amend Note 8 Capital Stock to read as follows:

In June, 2006 the Board of Directors designated 1,000,000 shares of its preferred stock as Series B-4 Preferred Stock (“B-4 Preferred”). Each share of Series B-4 Preferred stock is entitled to preference upon liquidation of $3.50 per share for any unconverted shares. Each share of the Series B-4 Preferred Stock shall be entitled to three hundred fifty (350) votes on all matters submitted to the stockholders for a vote together with the holders of the Common Stock as a single class. Should the Company elect to file an amendment to increase its number of authorized common shares so that there is an adequate amount of shares of authorized common stock for issuance upon conversion of the Series B-4 Preferred Stock , the Series B-4 shares shall automatically convert to the Company’s common shares at the rate of three hundred fifty (350) common shares for each share of Series B-4 Preferred. As of September 30, 2006, there were 95,500 shares of Series B-4 Preferred issued and outstanding.

The following is an analysis addressing all the criteria included in paragraphs 12-32 of EITF-0019 for classifying the Registrant’s preferred shares issued and outstanding as equity instruments.

Series B-1 Preferred Shares	Series B-3 Preferred Shares	Series B-4 Preferred Shares
Additional Conditions Necessary for Equity Classification

12. Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company (that is, asset or liability classification is required for those contracts), except in those limited circumstances in which holders of the underlying shares also would receive cash (see discussion in the last sentence of this paragraph and in paragraph 27, below). Similarly, for SEC registrants, equity derivative contracts with any provision that could require physical settlement by a cash payment to the counterparty in exchange for the company's shares cannot be accounted for as permanent equity (that is, temporary equity classification under ASR 268would be required unless net-cash settlement can be imposed on the company, in which case, the contract would be classified as an asset or a liability). Those conclusions do not allow for an evaluation of the likelihood that an event would trigger cash settlement (whether net cash or physical), except that if the payment of cash is only required upon the final liquidation of the company, then that potential outcome need not be considered when applying the consensuses in this Issue.
25 shares convertible at the option of the holder into one share of restricted common stock ; there is no provision requiring net cash settlement by the Company	One share convertible at the option of the holder into 20 shares of restricted common stock; there is no provision requiring net cash settlement by the Company	Shares are not convertible at the option of the holder into the Company’s common stock; there is no provision requiring net cash settlement by the Company

13. Because any contract provision that could require net-cash settlement precludes accounting for a contract as equity of the company (except for those circumstances in which the holders of the underlying shares would receive cash, as discussed in paragraphs 27 and 28), all of the following conditions must be met for a contract to be classified as equity:

The contract permits the company to settle in unregistered shares.

14. The events or actions necessary to deliver registered shares are not controlled by a company and, therefore, except under the circumstances described in paragraph 18 below, if the contract permits the company to net-share or assumed that the company will be required to net-cash settle the contract. As a result, the contract must be classified as an asset or a liability. Delivery of unregistered shares in a private placement to the counterparty is within the control of a company, as long as a failed registration statement (that is, a registration statement that was filed with the SEC and subsequently withdrawn) has not occurred within six months prior to the classification assessment date. If a failed registration statement has occurred within six months of the classification assessment date, whether a company can deliver unregistered shares to the counterparty in a net-share or physical settlement is a legal determination. Accordingly, assuming (a) a failed registration statement does not preclude delivery of unregistered shares, (b) the contract permits a company to net-share settle the contract by delivery of unregistered shares, and (c) the other conditions in this Issue are met, the contract should be classified as a permanent equity instrument.
Should the Holders of the preferred shares elect to convert to the Company’s common shares, the Company may settle at its sole option , the contract with unregistered shares of common stock	Should the Holders of the preferred shares elect to convert to the Company’s common shares, the Company may settle at its sole option , the contract with unregistered shares of common stock	Should the Company elect to increase the number of authorized but unissued shares of common stock, the holders of the preferred shares shall receive unregistered shares of common stock

15. A contract may specify that the value of the unregistered shares to be privately placed under share settlement is to be determined by the counterparty using "commercially reasonable means." That valuation is used to determine the number of unregistered shares that must be delivered to the counterparty. The term commercially reasonable means is sufficiently objective from a legal perspective to prevent a counterparty from producing an unrealistic value that would then compel a company to net-cash settle the contract. Similarly, a contractual requirement to determine the fair value of unregistered shares by obtaining market quotations is sufficiently objective and would not suggest that the settlement alternatives have different economic values.
Not applicable	Not applicable	Not applicable

16. If a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract. In the case of delivery of unregistered shares, a discount from the value of the corresponding registered shares that is a reasonable estimate of the difference in fair values between registered and unregistered shares (that is, the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty.
No penalties	No penalties	No penalties

17. The Task Force observed that if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Consequently, the derivative must be classified as an asset or a liability (subject to the transition guidance in this Issue) because share settlement is not within the company's control.
Not applicable	Not applicable	Not applicable

18. The Task Force reached a consensus that if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the company is met, notwithstanding the Task Force's consensus in paragraph 14, above. physically settle the contract only by delivering registered shares, it is
Not applicable	Not applicable	Not applicable

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

19. If a company could be required to obtain shareholder approval to increase the company's authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company. Accordingly, a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control settlement by delivering shares. In that evaluation, a company must compare (a) the number of currently authorized but unissued shares, less the maximum number of shares that could be required to be delivered during the contract period under existing commitments (for example, outstanding convertible debt that is convertible during the contract period, outstanding stock options that are or will become exercisable during the contract period, or other derivative financial instruments indexed to, and potentially settled in, a company's own stock)[5] with (b) the maximum number of shares that could be required to be delivered under share settlement (either net-share or physical) of the contract.[6] If the amount in (a) exceeds the amount in (b) and the other conditions in this Issue are met, share settlement is within the control of the company and the contract should be classified as a permanent equity instrument. Otherwise, share settlement is not within the control of the company and asset or liability classification is required.

[5] For purposes of this calculation, if a contract permits both (a) net-share and (b) physical settlement by delivery of shares at the company's option (both alternatives would permit equity classification if the other conditions of this Issue are met), the alternative that results in the lesser number of maximum shares should be included in this calculation. If a contract is classified as either an asset or a liability because the counterparty has the option to require settlement of the contract in cash, then the maximum number of shares that the counterparty could require to be delivered upon settlement of the contract (whether physical or net share) should be assumed for purposes of this calculation.

[6] See footnote 5.

The Company has sufficient authorized and unissued shares as of the most recent balance sheet date to settle the delivery of the underlying shares of common stock (approximately 9,146 common shares would be required to settle the aggregate outstanding Series B-1)

The Company has sufficient authorized and unissued shares as of the most recent balance sheet date to settle the delivery of the underlying shares of common stock (approximately 969,720 common shares would be required to settle the aggregate outstanding Series B-1)
Not applicable- See response above

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

20. For certain contracts, the number of shares that could be required to be delivered upon net-share settlement is essentially indeterminate. For example, assume that a company writes a put option to a counterparty that permits the counterparty to sell 100,000 of the company's shares to the company at $100 per share. The contract permits the company to net-share settle the contract. If the market price of the company's shares falls to $1 as of the settlement date, the company would be required to deliver 9,900,000 shares. If the market price of the shares falls to $0.125, the company would be required to deliver 79,900,000 shares. If the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net-share settlement is not within the control of the company.
The number of shares to be delivered is fixed at 25 shares of Preferred for one share of common	The number of shares to be delivered is fixed at 1 shares of Preferred for 20 shares of common
The number of shares to be delivered is fixed at 350 shares of Preferred for one share of common upon the Company electing, at is sole option, to file an amendment to increase its authorized shares of common stock

21. If a contract limits or caps the number of shares to be delivered upon expiration of the contract to a fixed number, that fixed maximum number can be compared to the available authorized and unissued shares (the available number after considering the maximum number of shares that could be required to be delivered during the contract period under existing commitments as addressed in paragraph 19 of this Issue and including top-off or make-whole provisions as discussed in paragraph 26 of this Issue) to determine if net-share settlement is within the control of the company. A contract termination trigger alone (for example, a provision that requires that the contract will be terminated and settled if the stock price falls below a specified price) would not satisfy this requirement because, in that circumstance, the maximum number of shares deliverable under the contract is not known with certainty unless there is a stated maximum number of shares.
See response to paragraph 19	See response to paragraph 19	See response to paragraph 19

22. The Task Force discussed a proposed contract structure that would include a cap on the number of shares that must be delivered upon net share settlement but would also provide that any contract valued in excess of that capped amount may be delivered to the counterparty in cash or by delivery of shares (at the company's option) when authorized, unissued shares become available. The proposed structure would require the company to use its best efforts to authorize sufficient shares to satisfy the obligation. It is assumed that under the proposed structure, the number of shares specified in the cap is less than the company's authorized, unissued shares less the number of shares that are part of other commitments (see paragraph 19, above).
Not applicable	Not applicable	Not applicable

23. The Task Force concluded that use of the company's best efforts to obtain sufficient authorized shares to settle the contract is within the company's control. Accordingly, the Task Force reached a consensus that if the contract provides that the number of shares required to settle the excess obligation is fixed on the date that net-share settlement of the contract occurs, the excess shares need not be considered when determining whether the company has sufficient, authorized, unissued shares to net-share settle the contract pursuant to paragraph 19, above. However, the contract may provide that the number of shares that must be delivered to settle the excess obligation is equal to a dollar amount that is fixed on the date of net share settlement (which may or may not increase based on a stated interest rate on the obligation) and that the number of shares to be delivered will be based on the market value of the stock at the date the excess amount is settled. In that case, the excess obligation represents stock-settled debt and would preclude equity classification of the contract (or, if partial net-share settlement is permitted under the contract pursuant to paragraph 11, above, would preclude equity classification of the portion represented by the excess obligation).
Not applicable	Not applicable	Not applicable

24. As discussed in paragraphs 53-56, a company may have existing derivative contracts as of September 20, 2000, that are not subject to the consensuses in paragraphs 10-32 of this Issue until June 30, 2001 (if they remain outstanding at that date), and that do not have a limit on the number of shares that could be delivered in a net-share settlement. Therefore, the number of shares that could be delivered under those derivative contracts in a net-share settlement is essentially indeterminate. The Task Force observed that if one of those contracts is outstanding at the date the company enters into a new contract subject to this Issue, the company could be precluded from concluding that it has sufficient shares authorized and unissued to net-share settle the new contract as a result of the absence of a cap in the preexisting contract. The Task Force reached a consensus that, until June 30, 2001, contracts outstanding as of the date of the consensuses in paragraphs 10-32 (September 20, 2000) that do not include a cap should be deemed to have a cap equal to the number of shares that would be required to net-share settle the contract on September 20, 2000, as if the contract matured on that date. That deemed cap is the number of shares that should be considered in determining whether there are sufficient authorized, unissued shares to permit net-share or physical settlement of new contracts entered into after September 20, 2000. If on June 30, 2001, those preexisting contracts remain outstanding, the deemed cap no longer applies. After that date, if the absence of the deemed cap causes share settlement of contracts to be outside the control of the company, those preexisting contracts and any new contracts entered into after September 20, 2000 that were classified as equity instruments must be reclassified to assets or liabilities on June 30, 2001. Refer to the transition discussion in paragraph 53 for guidance on how the reclassification should be accounted for.
Not applicable	Not applicable	Not applicable

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

25. The Task Force reached a consensus that the ability to make timely SEC filings is not within the control of the company. Accordingly, if a contract permits share settlement but requires net-cash settlement in the event that the company does not make timely filings with the SEC, that contract must be classified as an asset or a liability.
There are no such cash payments required to the holders of the Preferred shares in connection with timely SEC filings	There are no such cash payments required to the holders of the Preferred shares in connection with timely SEC filings	There are no such cash payments required to the holders of the Preferred shares in connection with timely SEC filings

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

26. Some contracts include top-off or make-whole provisions. While the exact terms of such provisions vary, they generally are intended to reimburse the counterparty for any losses it incurs or to transfer to the company any gains the counterparty recognizes on the difference between the settlement date value and the value received by the counterparty in subsequent sales of the securities within a specified time after the settlement date. If such a provision can be net-share settled and the maximum number of shares that could be required to be delivered under the contract (including "top-off" or "make-whole" provisions) is fixed and less than the number of available authorized shares (authorized and unissued shares less the maximum number of shares that could be required to be delivered during the contract period under existing commitments as discussed in paragraph 19, above), a top-off or make-whole provision would not preclude equity classification. If those conditions are not met, equity classification would be precluded.
There are no such cash payments required to the holders of the Preferred shares	There are no such cash payments required to the holders of the Preferred shares	There are no such cash payments required to the holders of the Preferred shares

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

27. Generally, if an event that is not within the company's control could require net-cash settlement, then the contract must be classified as an asset or a liability. However, if the net-cash settlement requirement can only be triggered in circumstances in which the holders of the shares underlying the contract also would receive cash, equity classification would not be precluded. For example, an event that causes a change in control of a company is not within the company's control and, therefore, if a contract requires net-cash settlement upon a change in control, the contract generally must be classified as an asset or a liability. However, if a change-in-control provision requires that the counterparty receive, or permits the counterparty to deliver upon settlement, the same form of consideration (for example, cash, debt, or other assets) as holders of the shares underlying the contract, permanent equity classification would not be precluded as a result of the change-in-control provision. In that case, if the holders of the shares underlying the contract were to receive cash in the transaction causing the change in control, the counterparty to the contract could also receive cash based on the value of its position under the contract. If instead of cash, holders of the shares underlying the contract receive other forms of consideration (for example, debt), the counterparty also must receive debt (cash in an amount equal to the fair value of the debt would not be considered the same form of consideration as debt). Similarly, a change-in-control provision could specify that if all stockholders receive stock of an acquiring company upon a change in control, the contract will be indexed to the shares of the purchaser (or issuer in a business combination accounted for as a pooling of interests) specified in the business combination agreement, without affecting classification of the contract.
There are no circumstances in which the holders of the Preferred shares will receive cash and the holders of the underlying common shares did not receive cash	There are no circumstances in which the holders of the Preferred shares will receive cash and the holders of the underlying common shares did not receive cash	There are no circumstances in which the holders of the Preferred shares will receive cash and the holders of the underlying common shares did not receive cash

28. The Task Force was advised that, in the event of nationalization, cash compensation would be the consideration for the expropriated assets and, as a result, a counterparty to the contract could receive only cash, as is the case for a holder of the stock underlying the contract. Because the contract counterparty would receive the same form of consideration as a stockholder, a contract provision requiring net-cash settlement in the event of nationalization does not preclude equity classification of the contract.
Not applicable	Not applicable	Not applicable

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

29. To be classified as equity, a contract cannot give the counterparty any of the rights of a creditor in the event of the company's bankruptcy. Because a breach of the contract by the company is within its control, the fact that the counterparty would have normal contract remedies in the event of such a breach does not preclude equity classification.
Preferred Shareholders do not have rights of a creditor in the event of the Company’s bankruptcy; nor a higher priority that the holders of common stock	Preferred Shareholders do not have rights of a creditor in the event of the Company’s bankruptcy; nor a higher priority that the holders of common stock	Preferred Shareholders do not have rights of a creditor in the event of the Company’s bankruptcy; nor a higher priority that the holders of common stock

30. As a result of the requirement described in the preceding paragraph, a contract cannot be classified as equity if the counterparty's claim in bankruptcy would receive higher priority than the claims of the holders of the stock underlying the contract. The Task Force was advised that, generally, based on existing law, a net-share settled derivative that a company has a right to settle in shares even upon termination could be net-share settled in bankruptcy. The Task Force also was advised that if the contract is not net-share settled, the claim of the counterparty would not have priority over those of the holders of the underlying stock, even if the contract specified cash settlement in the event of bankruptcy. The Task Force was advised that in federal bankruptcy proceedings, a debtor cannot be compelled to affirm an existing contract that would require it to pay cash to acquire its shares (which could be the case, for example, with a physically settled forward purchase or written put). As a result, even if the contract requires that the company (debtor) pay cash to settle the contract, the company could not be required to do so in bankruptcy.
Not applicable	Not applicable	Not applicable

31. Because of the complexity of federal bankruptcy law and related case law, and because of the differences in state laws affecting derivative contracts, it is not possible to address all of the legal issues associated with the status of the contract and the claims of the counterparty in the event of bankruptcy. A contract provision requiring net-cash settlement in the event of bankruptcy would not preclude equity classification if it can be demonstrated that, notwithstanding the contract provisions, the counterparty's claims in bankruptcy proceedings in respect of the company could be net-share settled or would rank no higher than the claims of the holders of the stock underlying the contract. Determination of the status of a claim in bankruptcy is a legal determination.
Not applicable	Not applicable	Not applicable

There is no requirement in the contract to post collateral at any point or for any reason.

32. A requirement to post collateral of any kind (other than the company’s shares underlying the contract, but limited to the maximum number of shares that could be delivered under the contract) under any circumstances is inconsistent with the concept of equity and, therefore, would preclude equity classification of the contract.
Contract does require the posting of collateral	Contract does require the posting of collateral	Contract does require the posting of collateral

The Company believes its policy accounting for conversion features included in its preferred shares is reasonable and complies with current accounting principles generally accepted in the US.

Form l0-QSB for the period ended June 30, 2006

14.	Please address the above comments in your interim filings as well.

Response

The Company has addressed the applicable comments in our interim filings

Current Report on Form 8-K filed July 17. 2006

Pro Forma Consolidated Balance Sheet, page F-22

15.
We have reviewed your response to prior comment 26. Please revise pro forma adjustment (4) to more clearly explain what the adjustment of $2,879,000 to additional paid-in-capital and accumulated deficit relates to. Please also disclose how this amount was ca1culated.

Response

We propose to amend the Notes to Condensed Pro Forma Unaudited Financial Statements to read as follows:

The following pro forma adjustments are incorporated into the pro forma condensed consolidated balance sheet as of March 31, 2006 and the pro forma condensed consolidated statement of income for the year and three months ended December 31, 2005 and March 31, 2006, respectively.

(1)	To record the issuance of 95,500 shares of Solar’s newly issued Series B-4 Preferred Stock in exchange for 95.5% of the Kraft outstanding shares owned by the Kraft shareholders .

(2)	To eliminate Kraft capital structure ;to eliminate Registrant’s accumulated deficit and record recapitalization of Registrant

(3)	To eliminate inter-company obligations

(4)
To record and expense as organization costs $ 2,879,000, representing the $5,034,000 of the Registrant’s liabilities assumed offset by $2,075,000 of the Registrants assets and $80,000 of treasury stock acquired as of March 31, 2006 , by Kraft . The $2,879,000 is expensed in accordance with SOP 98-5 . This is considered a non-recurring charge and has not been considered in the accompanying pro-forma condensed income statements.

Closing Comment

16.
Please also review the representations requested on pages 6-7 of our letter dated August 23, 2006, and provide these representations in the form requested at the time you request acceleration of effectiveness of the Form SB-2. Please review the representations requested on page 5 of our letter dated June 9, 2006, and provide these representations in the form requested prior to the date you mail a definitive information statement on Schedule 14C to your stockholders.

Response

The Company has reviewed the representations on pages 6-7 of the letter dated August 23, 2006 and will provide these representations in the form requested at the time it requests acceleration. The Company has reviewed the representations on page 5 of your letter dated June 9, 2006 and will provide these representations in the form requested prior to the date it mails a definitive information statement on Schedule 14C to its stockholders.

***

Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700.

Sincerely,

/s/ Stephen M. Fleming
Stephen M. Fleming

Solar Thin Films, Inc
Allocation of debt instrument values

		FMV of	Common	Fair Values of instruments
Date	Proceeds	Stock	Stock issued	Stock issued	Notes	Warrants
March 14, 2006	1,250,000	0.95	617,500	586,625	1,250,000	417,060

Black Scholes Warrant Value Calculation:
Number of Warrants:	617,500
Strike Price:	$1.20
Term	5 years
Mkt value of stock:	$0.95
Dividend yield:	-
Volatility	95.21%	**
Risk Free Rate:	4.69%
Option Value:	0.6754

Total Valuation:
Note	1,250,000	55%
Common stock	586,625	26%
Warrants	417,060	19%
	2,253,685	100%

Allocation of Proceeds:
Note	693,309
Common stock	325,370
Warrants	231,321
1,250,000

**Volatility

Based on ave volatility of similar companies:
DTSI	94.22%
ESLR	96.20%
AVERAGE:	95.21%

Allocated proceeds of the note:	693,309
Number of shares to be received
upon conversion	1,235,000
Effective conversion price:	$1.00
Intrinsic value of conversion option:	-
Debt discount-BCF	-

Summary:
Debt Discount-BCF:	-
Debt Discount-stock	586,625
Debt Discount-Warrants:	-	RECORD TO FAIR VALUE-REG RIGHTS
Total	586,625

		FMV of	Common	Fair Values of instruments
Date	Proceeds	Stock	Stock issued	Stock issued	Notes	Warrants
June 16, 2006	6,000,000	1.45	4,800,000	6,960,000	6,000,000	10,821,900

Black Scholes Warrant Value Calculation:
Number of Warrants:	3,000,000	3,000,000	3,000,000	3,000,000
Strike Price:	$2.00	$2.20	$3.00	$3.30
Term	3 years	4 years	3 years	4 years
Mkt value of stock:	$1.45	$1.45	$1.45	$1.45
Dividend yield:	-	-
Volatility	93.03%	93.03%	93.03%	93.03	% ***
Risk Free Rate:	5.10%	5.08%	5.10%	5.08%
Option Value:	0.7878	1.1593	0.8875	0.7727

Allocated proceeds of the note:	1,513,756
Number of shares to be received
upon conversion	6,000,000
Effective conversion price:	$1.00
Intrinsic value of conversion option:	0.45
Debt discount-BCF	2,700,000	(limited to $1,677,019)

Summary:
Debt Discount-BCF:	1,677,019
Debt Discount-stock	4,322,981
Debt Discount-Warrants:	-	ADJ TO FAIR VALUE-REG RIGHTS
Total	6,000,000

Total Valuation:
Note	2,700,000	28%
Common stock	6,960,000	72%
Warrants	-	0%
	9,660,000	100%

Allocation of Proceeds:
Note	1,677,019
Common stock	4,322,981
Warrants	-
6,000,000

***Volatility

Based on ave volatility of similar companies:
DTSI	94.89%
ESLR	91.16%
AVERAGE:	93.03%

CERTIFICATE OF DESIGNATION
OF
SERIES B-4 PREFERRED STOCK
OF
AMERICAN UNITED GLOBAL, INC.

Pursuant to Section 151 of the Delaware
General Corporation Law

I, Robert Rubin, Chief Executive Officer of American United Global, Inc., a corporation organized and existing under the Delaware General Corporation Law (the “Company”), in accordance with the provisions of Section 151 of such law, DO HEREBY CERTIFY that at a meeting of the Board of Directors that the following resolutions were adopted:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Company in accordance with the provi-sions of Article FOURTH of the Company’s Certificate of Incorporation, as amended, a series of Preferred Stock of the Company be, and hereby is, created, and the powers, designations, preferences and relative, participating, optional or other special rights of the shares of such series, and the qualifications, limitations or restric-tions thereof, be, and hereby are, as follows:

Section 1. Designation and Amount. The shares of such series shall be designated as “Series B-4 Preferred Stock” (the “Series B-4 Preferred Stock”) and the number of shares constituting such series initially shall be 100,000.

Section 2. Stated Value. Each shares of Series B-4 Preferred Stock shall have a stated value of $0.01

Section 3. Liquidation. In the event of a liquidation, dissolution or winding up of the business of the Company, whether voluntary or involuntary, each holder of Series B-4 Preferred Stock shall be treated as if it was fully converted into shares of common stock and it shall therefore have the same rights as the shares of common stock of the Company. As such, the holders of the Series B-4 Preferred Stock shall share ratably together with the shares of common stock in any distribution of assets in accordance with the sums which would be payable on such distribution if all sums payable thereon were paid in full. Any distribution in connection with the liquidation, dissolution or winding up of the Company, or any bankruptcy or insolvency proceeding, shall be made in cash to the extent possible. Whenever any such distribution shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the Company.

Section 4. Voting Rights. Except as otherwise expressly required by law, each holder of Series B-4 Preferred Stock shall be entitled to vote on all matters submitted to shareholders of the Company and shall be entitled to three hundred fifty (350) votes for each share of Series B-4 Preferred Stock owned at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited. Except as otherwise required by law, the holders of shares of Series B-4 Preferred Stock shall vote together with the holders of common stock on all matters and shall not vote as a separate class. Prior to December 31, 2006, in the event that the Company shall complete or effect a consolidation or reverse split of its outstanding shares of common stock into a greater or lesser number of shares of common stock, then in each such case the number of votes each share of Series B-4 Preferred Stock shall continue to be three hundred fifty (350) votes.

Section 5.  Conversion. Upon filing an amendment to the Company’s certificate of incorporation to increase the number of shares of authorized common stock so that there is an adequate amount of shares of authorized common stock for issuance upon conversion of the Series B-4 Preferred Stock (the “Amendment”), the shares of Series B-4 Preferred Stock will be automatically converted into common stock and such conversion will require no action on behalf of the Company or the holder of the Series B-4 Preferred Stock.  Each share of Series B-4 Preferred Stock shall convert into three hundred fifty (350) shares of common stock of the Company. Prior to December 31, 2006, in the event that the Company shall complete or effect a consolidation or reverse split of its outstanding shares of common stock into a greater or lesser number of shares of common stock, then in each such case the number of shares each share of Series B-4 Preferred Stock is convertible into shall continue to be three hundred fifty (350) shares.

Section 6. Consolidation, Merger, etc. In case the Company shall enter into any consolidation, merger, com-bination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each outstanding share of Series B-4 Preferred Stock shall at the same time be similarly exchanged for or changed into the aggregate amount of stock, securities, cash and/or other property (payable in like kind), as the case may be, for which or into which each share of Common Stock is changed or exchanged multiplied by the highest of the Vote Multiple in effect immediately prior to such event.

Section 7. Amendment. The provisions hereof and the Certificate of Incorporation, as amended, of the Company shall not be amended in any manner which would adversely affect the rights, privileges or powers of the Series B-4 Preferred Stock without, in addition to any other vote of stockholders required by law, the affirmative vote of the holders of two-thirds or more of the outstanding shares of Series B-4 Preferred Stock, voting together as a single class.

Section 8. Adjustment. If the Company shall declare or make any distribution of its assets (or rights to acquire its assets) to holders of common stock as a dividend, stock repurchase, by way of return of capital or otherwise (including any dividend or distribution to the Company’s stockholders in cash or shares (or rights to acquire shares) of capital stock of a subsidiary (i.e., a spin-off)) (a “Distribution”), then the holders of Series B-4 Preferred Stock shall be entitled to such Distribution, to receive the amount of such assets which would have been payable to the holder with respect to the shares of common stock issuable upon conversion had such holder been the holder of such shares of common stock on the record date for the determination of shareholders entitled to such Distribution.

Section 9. Other Provisions.

(A) Reservation. Subject to filing of the Amendment, the Company shall at all times reserve from its authorized common stock a sufficient number of shares to provide for conversion of all Series B-4 Preferred Stock from time to time outstanding.

(B) Record Holders. The Company and its transfer agent, if any, for the Series B-4 Preferred Stock may deem and treat the record holder of any shares of Series B-4 Preferred Stock as reflected on the books and records of the Company as the sole true and lawful owner thereof for all purposes, and neither the Company nor any such transfer agent shall be affected by any notice to the contrary.

IN WITNESS WHEREOF, I have executed and subscribed this Certificate of Designations and do affirm the foregoing as true under the penalties of perjury this 18th day of May, 2006.

American United Global, Inc. By: /s/Robert Rubin Name: Robert Rubin Title: CEO